PRESS RELEASE

Sanofi and Regeneron Announce Praluent® (alirocumab)

Cardiovascular Outcomes Trial will Continue as Planned

Following Interim Analysis

- ODYSSEY OUTCOMES trial1 is designed to prospectively assess the effect of

Praluent on cardiovascular events in high-risk patients -

Paris, France and Tarrytown, New York - November 17, 2016 - Sanofi and Regeneron Pharmaceuticals, Inc. today announced that the ongoing Praluent® (alirocumab) ODYSSEY OUTCOMES trial will continue as planned, based on the recommendation of an independent Data Monitoring Committee (DMC) after it completed a second pre-specified interim analysis. The DMC will continue to monitor the ongoing safety and efficacy of Praluent as planned.

The Phase 3, multi-center, randomized, double-blind, placebo-controlled ODYSSEY OUTCOMES trial involves more than 18,000 patients from 57 countries. All patients who entered the trial had experienced a heart attack or unstable angina requiring hospitalization within a year of entering the trial, and were unable to control their LDL cholesterol despite receiving maximally-tolerated statins and potentially other lipid-lowering therapies. Patients receiving maximally-tolerated statin therapy were randomized to receive either Praluent 75 milligrams (mg) every two weeks or placebo. Patients on Praluent had their dose increased to 150 mg every two weeks at week 8 if their LDL cholesterol remained above 50 milligrams/deciliter (mg/dL).1

References

1.	Schwartz GG, Bessac L, Berdan LB, et al. Effect of alirocumab, a monoclonal antibody to PCSK9, on long-term cardiovascular outcomes following acute coronary syndromes: Rationale and design of the ODYSSEY Outcomes trial. American Heart Journal. November 2014; 168 (5):682–689

About Praluent

Praluent is a human monoclonal antibody that inhibits the binding of PCSK9 (proprotein convertase subtilisin/kexin type 9) to the LDL receptor and thereby increases the number of available LDL receptors on the surface of liver cells, which results in lower LDL cholesterol levels in the blood.

Praluent is the only PCSK9 inhibitor available in two dosages with two levels of efficacy (75 mg and 150 mg), allowing physicians to select the dose based on a patient’s LDL cholesterol lowering needs.

Praluent is currently approved in approximately 40 countries worldwide, including the U.S., Japan, Canada, Switzerland, Mexico, Brazil and the European Union (EU). In the U.S., Praluent is approved for use as adjunct to diet and maximally tolerated statin therapy for the treatment of adults with heterozygous familial hypercholesterolemia (HeFH) or clinical atherosclerotic CV disease, who require additional lowering of LDL cholesterol. In the E.U., Praluent is approved for the treatment of adult patients with primary hypercholesterolemia (HeFH and non-familial) or mixed dyslipidemia as an adjunct to diet: a) in combination with a statin, or statin with other lipid-lowering therapies in patients unable to reach their LDL cholesterol goals with the maximally-tolerated statin or b) alone or in combination with other lipid-lowering therapies for patients who are statin intolerant, or for whom a statin is contraindicated. The effect of Praluent on CV morbidity and mortality has not yet been determined.

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▼ This medicinal product is subject to additional monitoring. This will allow quick identification of new safety information. Healthcare professionals are asked to report any suspected adverse reactions.

About Sanofi

Sanofi, a global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi is organized into five global business units: Diabetes and Cardiovascular, General Medicines and Emerging Markets, Sanofi Genzyme, Sanofi Pasteur and Merial. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

About Regeneron Pharmaceuticals, Inc.

Regeneron (NASDAQ: REGN) is a leading science-based biopharmaceutical company that discovers, invents, develops, manufactures and commercializes medicines for the treatment of serious medical conditions. Regeneron commercializes medicines for eye diseases, high LDL cholesterol and a rare inflammatory condition and has product candidates in development in other areas of high unmet medical need, including rheumatoid arthritis, atopic dermatitis, asthma, pain, cancer and infectious diseases. For additional information about the company, please visit www.regeneron.com or follow @Regeneron on Twitter.

Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates regarding the marketing and other potential of Praluent, or regarding potential future revenues from Praluent. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, unexpected regulatory actions or delays, or government regulation generally, that could affect the availability or commercial potential of Praluent; the absence of guarantee that Praluent will be commercially successful, the uncertainties inherent in research and development, including future clinical data and analysis of existing clinical data relating to Praluent, including post marketing, unexpected safety, quality or manufacturing issues, competition in general, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, volatile economic conditions, and the impact of cost containment initiatives and subsequent changes thereto, as well as those risks discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2015. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Regeneron Forward-Looking Statements and Use of Digital Media

This news release includes forward-looking statements that involve risks and uncertainties relating to future events and the future performance of Regeneron Pharmaceuticals, Inc. (“Regeneron” or the “Company”), and actual events or results may differ materially from these forward-looking statements. Words such as “anticipate,” “expect,” “intend,” “plan,” “believe,” “seek,” “estimate,” variations of such words, and similar expressions are intended to identify such forward-looking statements, although not all forward-looking statements contain these identifying words. These statements concern, and these risks and uncertainties include, among others, the nature, timing, and possible success and therapeutic applications of Regeneron’s products, product candidates, and research and clinical programs now underway or planned, including without limitation Praluent® (alirocumab) Injection; unforeseen safety issues and possible liability resulting from the administration of products (including without limitation Praluent) and product candidates in patients; serious complications or side effects in connection with the use of Regeneron’s products and product candidates in clinical trials, such as the ODYSSEY OUTCOMES trial discussed in this news release, which is prospectively assessing the potential of Praluent to demonstrate cardiovascular benefit; the timing of completion of the ODYSSEY OUTCOMES trial; coverage and reimbursement determinations by third-party payers, including Medicare, Medicaid, and pharmacy benefit management companies; ongoing regulatory obligations and oversight impacting Regeneron’s marketed products (such as Praluent), research and clinical programs, and business, including those relating to the enrollment, completion, and meeting of the relevant endpoints of post-approval studies (such as the ODYSSEY OUTCOMES trial); determinations by regulatory and administrative governmental authorities which may delay or restrict Regeneron’s ability to continue to develop or commercialize Regeneron’s products and product candidates; risks associated with intellectual property of other parties and pending or future litigation relating thereto; the likelihood, timing, and scope of possible regulatory approval and commercial launch of Regeneron’s late-stage product candidates and new indications for marketed products; competing drugs and product candidates that may be superior to Regeneron’s products and product candidates; uncertainty of market acceptance and commercial success of Regeneron’s products and product candidates and the impact of studies (whether conducted by Regeneron or others and whether mandated or voluntary) on the commercial success of Regeneron’s products and product candidates; the ability of Regeneron to manufacture and manage supply chains for multiple products and product candidates; unanticipated expenses; the costs of developing, producing, and selling products; the ability of Regeneron to meet any of its sales or other financial projections or guidance and changes to the assumptions underlying those projections or guidance; and the potential for any license or collaboration agreement, including Regeneron’s agreements with Sanofi and Bayer HealthCare LLC (or their respective affiliated companies, as applicable), to be cancelled or terminated without any further product success. A more complete description of these and other material risks can be found in Regeneron’s filings with the United States Securities and Exchange Commission, including its Form 10-K for the year ended December 31, 2015 and its Form 10-Q for the quarterly period ended September 30, 2016. Any forward-looking statements are made based on management’s current beliefs and judgment, and the reader is cautioned not to rely on any forward-looking statements made by Regeneron. Regeneron does not undertake any obligation to update publicly any forward-looking statement, including without limitation any financial projection or guidance, whether as a result of new information, future events, or otherwise.

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Regeneron uses its media and investor relations website and social media outlets to publish important information about the Company, including information that may be deemed material to investors. Financial and other information about Regeneron is routinely posted and is accessible on Regeneron’s media and investor relations website (http://newsroom.regeneron.com) and its Twitter feed (http://twitter.com/regeneron).

Contacts Sanofi: Media Relations Mai Tran Tel: +33 (0)1 53 77 46 46 mr@sanofi.com	Investor Relations George Grofik Tel: +33 (0)1 53 77 45 45 ir@sanofi.com
Contacts Regeneron: Media Relations Arleen Goldenberg Tel: +1 (914) 847-3456 Mobile: +1 (914) 260-8788 arleen.goldenberg@regeneron.com	Investor Relations Manisha Narasimhan, Ph.D. Tel: +1 (914) 847-5126 manisha.narasimhan@regeneron.com

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